Everest REIT Investors

199 SOUTH LOS ROBLES AVENUE, SUITE 200 - PASADENA, CALIFORNIA &NBSP;91101

TEL (626) 585-5920 - FAX &NBSP;(626) 585-5929

August 1, 2019

To the Shareholders of

Griffin Capital Essential Asset REIT, Inc.

RE:NOTIFICATION OF OFFER TO PURCHASE

Dear Shareholder:

Everest REIT Investors I, LLC is offering to purchase 1,000,000 Shares of Class E common stock (the "Shares"), in Griffin Capital Essential Asset REIT, Inc. (the "Corporation"), for cash in the amount of $7.20 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated August 1, 2019, and the related Transfer Agreement (together, the “Offer”). Everest is not affiliated with the Corporation. Investors should consider the following:

•If you tried to sell your Shares to the Corporation in response to its recent offer, less than a third of your Shares were accepted for purchase. The shares that were not accepted for purchase have no priority in the Corporation’s share redemption plan, redemption requests are processed only quarterly and unsatisfied requests due to proration must be resubmitted in subsequent quarters.

•The Corporation stated that its shares should be viewed “only as a long-term investment.”

•There is no public market for the Shares, there may never be one, and there is no requirement that the Corporation ever create a liquidity event. If you do not sell, you should be prepared to hold the Shares indefinitely. The Corporation may limit, suspend, terminate or amend its share redemption program at any time upon 30 days’ notice.

•Our offer provides the opportunity to GET CASH for your Shares PROMPTLY AND EASILY.

By selling your Shares, you receive a guaranteed price for your Shares promptly after the Offer expires. The Corporation estimated its value per Share at $9.58 as of July 30, 2019, but also states that such estimate should not be considered the value that a third party would pay or the value at which the stock would trade on a national stock exchange, and such estimate may not represent the amount would be realized upon a liquidation of assets.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. Please read the entire Offer before tendering your Shares.

Copies of the Offer documents are available at our website: www.everestreitinvestors.com; or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to our Investor Relations department, at (800) 611-4613, or by email to offers@everestreitinvestors.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless amended, our offer will expire at 9:00 pm Pacific Time on September 12, 2019.

Very truly yours,

Everest REIT Investors I, LLC